United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2016

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

ANNUAL SCHEDULE OF CORPORATE EVENTS

Company Name	Vale S.A.
Company Head Office	Avenida das Américas, 700 — bloco 8 — loja 318 — Barra da Tijuca, Rio de Janeiro, RJ
Internet Address	www.vale.com
Investor Relations Officer	Name: Luciano Siani Pires
E-mail: luciano.siani.pires@vale.com
Telephone(s) (21) 3814-8888
Fax: (21) 3814-8820
Responsible for Investor Relations Area	Name: André Figueiredo
E-mail: andre.figueiredo@vale.com
Telephone(s): (21) 3485-3907
Fax: (21) 3814-8820
Newspapers (and places) where company acts are published	Diário Oficial do Estado do Rio de Janeiro — Rio de Janeiro Valor Econômico — São Paulo Valor Econômico — Rio de Janeiro

A — OBLIGATORY SCHEDULE

Complete annual financial statements for financial year ending   31/12/2016

EVENT	DATE
Disclosed through CVM information system	02/23/2017

Standard financial statements for financial year ending   31/12/2016

EVENT	DATE
Disclosed through ENET	02/23/2017

Annual financial statements translated into English for financial year ending   31/12/2016

EVENT	DATE
Disclosed through CVM information system	02/23/2017

Reference Form for current financial year

EVENT	DATE
Disclosed through ENET	05/31/2017

Quarterly Reports — ITR

EVENT — Disclosed through ENET	DATE
For 1st quarter	04/27/2017
For 2nd quarter	07/27/2017
For 3rd quarter	10/26/2017

Quarterly Reports translated into English

EVENT — Disclosed through CVM information system	DATE
For 1st quarter	04/27/2017
For 2nd quarter	07/27/2017
For 3rd quarter	10/26/2017

Annual General Meeting

EVENT	DATE
Sending of administration proposal via CVM information system	03/20/2017
Sending of Summons to AGM via CVM information system	03/20/2017
Annual General Assembly	04/20/2017
Sending of main summary of main issues discussed or minutes of meeting via CVM information system PE	04/20/2017

Extraordinary Annual General Meeting

EVENT	DATE
Sending of administration proposal via CVM information system
Sending of Summons to AGM via CVM information system
Annual General Assembly
Sending of main summary of main issues discussed or minutes of meeting via CVM information system

Public Meeting with Analysts

EVENT	DATE
Apimec — Rio de Janeiro — Av. Rio Branco, 103 — 21st floor — Rio de Janeiro — 14:00	02/02/2017

B. OPTIONAL SCHEDULING

Teleconference if applicable

EVENT	DATA
Conference Call —2016 Results	02/23/2017
Conference Call — 1Q17 Results	04/27/2017
Conference Call — 2Q17 Results	07/27/2017
Conference Call — 3Q17 Results	10/26/2017

Non-executive Board Meetings

EVENT	DATE
Non-executive Board Meeting which is a matter of Market interest

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: November 25, 2016		Director of Investor Relations